UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number 001-35715

JX Luxventure Group Inc.

(Translation of registrant’s name into English)

Bin Hai Da Dao No. 270

Lang Qin Wan Guo Ji Du Jia Cun Zong He Lou

Xiu Ying District

Haikou City, Hainan Province 570100

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

On April 13, 2026, JX Luxventure Group Inc., a corporation duly organized under the laws of the Republic of Marshall Islands (the “Company”), entered into a share exchange agreement (the “Share Exchange Agreement”) with Dazzly Investment, Inc., a privately held corporation organized under the laws of the Marshall Island (“Dazzly” or “Seller”), and all shareholders of the Seller (the “Seller Shareholders”). Subject to the closing conditions set forth in the Share Exchange Agreement, the Company will acquire from the Seller Shareholders an aggregate of 3,500 shares of capital stock of Dazzly (the “Purchased Shares”), constituting 10% of the total outstanding capital stock of the Seller, on the pro-rata basis, where each Seller Shareholder irrevocably agreed to sell and assign to the Company 10% of the Purchased Shares held by such Seller Shareholder in exchange for an aggregate of 2,783,046 shares (the “Exchange Shares”) of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), on a pro rata basis.

Dazzly, through Lang Hui Trade Limited (“Lang Hui”), a Hong Kong company and its wholly-owned subsidiary, is a business-to-business (B2B) pharmaceutical distributor and wholesaler in the Hong Kong pharmaceutical supply chain. It acts as an intermediary between pharmaceutical manufacturers (local and international) and downstream buyers. The key elements of its day-to-day mode of operations include: (a) sourcing and procurement; (b) import, export and local distribution; and (c) sales and supply process.

The closing of the Share Exchange Agreement will occur upon satisfaction of certain conditions, including, among other things: (a) the accuracy of the parties’ respective representations and warranties in the Share Exchange Agreement, subject to specified materiality qualifications; (b) compliance by the parties with their respective pre-closing obligations in the Share Exchange Agreement in all material respects; and (c) submission by the Company of the Listing of Additional Shares notification to the Nasdaq Capital Market at least 15 calendar days before the issuance of the Exchange Shares.

The terms of the Share Exchange Agreement and the Exchange Shares were approved by the Seller Shareholders, the board of directors of each Dazzly and the Company, and the holders of a majority of capital stock of the Company, as being fair and in the best interests of the Company and its shareholders.

The Company intends to issue the Exchange Shares in reliance upon exemption from registration under Section 4(a)(2) of the Securities Act of 1933, as amended, and/or Regulation S promulgated by the Securities and Exchange Commission thereunder, as a transaction by an issuer not involving public offering.

The preceding summary of the Share Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the Share Exchange Agreement, a copy of which is filed as Exhibit 10.1 hereto and is incorporated herein by reference.

Exhibit No.	Description
10.1	Share Exchange Agreement among the Company, Dazzly Investment, Inc. and shareholders of Dazzly Investment, Inc. dated April 13, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 14, 2026	JX Luxventure Group Inc.

	By:	/s/ Sun Lei
Sun Lei
Chief Executive Officer

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